SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULES 13d-1(b), (c), AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 9)*

Align Technology, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

016255101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 016255101	13G	Page 2 of 13 Pages

1

NAMES OF REPORTING PERSONS

Llura L. Gund, individually and as trustee for the Dionis Trust, the Gordon Gund – Grant Gund Trust, the Gordon Gund – G. Zachary Gund Trust, the Anna Barrows Beakey 1998 Trust, the Katharine Barrows Dadagian 1998 Trust, and the Gordon and Llura Gund Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,098,000
	6	SHARED VOTING POWER 1,450,572
	7	SOLE DISPOSITIVE POWER 1,098,000
	8	SHARED DISPOSITIVE POWER 1,450,572
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,548,572
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 016255101	13G	Page 3 of 13 Pages

1

NAMES OF REPORTING PERSONS

Grant Gund, individually, and as trustee for the Gordon Gund – Grant Gund Generation Skipping Trust, the Llura Blair Gund Gift Trust, the Grant Owen Gund Gift Trust and the Kelsey Laidlaw Gund Gift Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 351,666
	6	SHARED VOTING POWER 1,151,773
	7	SOLE DISPOSITIVE POWER 351,666
	8	SHARED DISPOSITIVE POWER 1,151,773
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,503,439
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 016255101	13G	Page 4 of 13 Pages

1

NAMES OF REPORTING PERSONS

G. Zachary Gund, individually, and as trustee for the Gordon Gund – G. Zachary Gund Generation Skipping Trust, the G. Zachary Gund Descendants’ Trust and the Georgia Swift Gund Gift Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 351,666
	6	SHARED VOTING POWER 1,313,473
	7	SOLE DISPOSITIVE POWER 351,666
	8	SHARED DISPOSITIVE POWER 1,313,473
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,665,139
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 016255101	13G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS Gordon Gund, as trustee for the Dionis Trust and the Gordon and Llura Gund Foundation, and as sole manager of Gund CLAT Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,300,000
	6	SHARED VOTING POWER 1,350,572
	7	SOLE DISPOSITIVE POWER 1,359,567
	8	SHARED DISPOSITIVE POWER 1,300,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,650,572
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 016255101	13G	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS Theodore W. Baker, as trustee for the Gordon Gund – G. Zachary Gund Generation Skipping Trust and the Gordon Gund – Grant Gund Generation Skipping Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,400,946
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,400,946
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,946
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 016255101	13G	Page 7 of 13 Pages

1

NAMES OF REPORTING PERSONS

Rebecca H. Dent, as trustee for the Gordon Gund – Grant Gund Generation Skipping Trust, the Gordon Gund – G. Zachary Gund Generation Skipping Trust, the Llura Blair Gund Gift Trust, the Grant Owen Gund Gift Trust, the Kelsey Laidlaw Gund Gift Trust, the Georgia Swift Gund Gift Trust and the G. Zachary Gund Descendants Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,465,246
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,465,246
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,465,246
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 016255101	13G	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS Gail Barrows, as trustee for the Anna Barrows Beakey 1998 Trust and the Katharine Barrows Dadagian 1998 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 100,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 100,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 016255101	13G	Page 9 of 13 Pages

This Amendment No. 9 (“Amendment No. 9”) amends and supplements the Schedule 13G as originally filed by Llura L. Gund, Grant Gund, G. Zachary Gund, Gordon Gund, Richard T. Watson, Rebecca H. Dent, George Gund III and Gail Barrows on September 25, 2002, the Amendment No. 1 filed on November 25, 2002, the Amendment No. 2 filed on February 17, 2004, the Amendment No. 3 filed on February 14, 2005, the Amendment No. 4 filed on February 7, 2006, the Amendment No. 5 filed on February 14, 2007, the Amendment No. 6 filed on February 13, 2009, the Amendment No. 7 filed on February 13, 2013 and the Amendment No. 8 filed on February 14, 2014 (as so amended, the “Schedule 13G”). Capitalized terms used but not defined in this Amendment No. 9 have the respective meaning ascribed to them in the Schedule 13G.

Item 2 (a) of the Schedule 13G, “Identity and Background,” is hereby amended by deleting the last paragraph thereof and inserting the following:

The Reporting Persons, in the aggregate, beneficially own 7,017,150 shares of Common Stock or 8.8% of the outstanding Common Stock of the Issuer based on 79,490,148 shares outstanding as of October 23, 2015 as reported in the Quarterly Report on Form 10-Q of the Issuer for the period ended September 30, 2015. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists within the meaning of the Exchange Act.

Item 4 of the Schedule 13G, “Ownership” is hereby amended and restated in its entirety as follows:

Pursuant to the Exchange Act and regulations thereunder, the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 7,017,150 shares of Common Stock, which represents 8.8% of the outstanding Common Stock of the Issuer.

Llura L. Gund may be deemed to have beneficial ownership in the aggregate of 2,548,572 shares of Common Stock, which constitutes 3.2% of the outstanding Common Stock of the Issuer. Of these shares, Llura L. Gund has sole power to vote and sole power to dispose of an aggregate of 1,098,000 shares of Common Stock by virtue of her individual ownership of 140,000 shares and her position as the sole trustee of certain trusts as listed below and may be deemed to have shared power to vote and shared power to dispose of 1,450,572 shares of Common Stock by virtue of her position as co-trustee of certain trusts as listed below:

Gordon Gund – Grant Gund Trust (Ms. Gund serves as sole trustee)	500,001
Gordon Gund – G. Zachary Gund Trust (Ms. Gund serves as sole trustee)	457,999
Dionis Trust (Ms. Gund serves as co-trustee with Gordon Gund)	1,150,572
Anna Barrows Beakey 1998 Trust (Ms. Gund serves as co-trustee with Gail Barrows)	50,000
Katharine Barrows Dadagian 1998 Trust (Ms. Gund serves as co-trustee with Gail Barrows)	50,000
Gordon and Llura Gund Foundation (Ms. Gund serves as co-trustee with Gordon Gund)	200,000

In addition, Llura L. Gund may be deemed to have beneficial ownership of 1,300,000 shares beneficially owned by her spouse, Gordon Gund, as sole manager of Gund CLAT Investments, LLC, which represent 1.6% of the outstanding Common Stock of the Issuer. She disclaims beneficial ownership of these shares.

CUSIP NO. 016255101	13G	Page 10 of 13 Pages

Grant Gund may be deemed to have beneficial ownership in the aggregate of 1,503,439 shares of Common Stock, which constitutes 1.9% of the outstanding Common Stock of the Issuer. Of these shares, Grant Gund has sole power to vote and sole power to dispose of 351,666 shares of Common Stock by virtue of his individual ownership of such shares and may be deemed to have shared power to vote and shared power to dispose of 1,151,773 shares of Common Stock by virtue of his position as co-trustee of certain trusts as listed below:

Gordon Gund – Grant Gund Generation Skipping Trust (Mr. Grant Gund serves as co-trustee with Theodore W. Baker and Rebecca H. Dent)	700,473
Llura Blair Gund Gift Trust (Mr. Grant Gund serves as co-trustee with Rebecca H. Dent)	125,300
Grant Owen Gund Gift Trust (Mr. Grant Gund serves as co-trustee with Rebecca H. Dent)	125,000
Kelsey Laidlaw Gund Gift Trust (Mr. Grant Gund serves as co-trustee with Rebecca H. Dent)	201,000

G. Zachary Gund may be deemed to have beneficial ownership in the aggregate of 1,665,139 shares of Common Stock, which constitutes 2.1% of the outstanding Common Stock of the Issuer. Of these shares, G. Zachary Gund has sole power to vote and sole power to dispose of 351,666 shares of Common Stock by virtue of his individual ownership of such shares and may be deemed to have shared power to vote and shared power to dispose of 1,313,473 shares by virtue of his position as co-trustee for certain trusts as indicated below:

Gordon Gund – G. Zachary Gund Generation Skipping Trust (Mr. G. Zachary Gund serves as co-trustee with Theodore W. Baker and Rebecca H. Dent)	700,473
G. Zachary Gund Descendants’ Trust (Mr. G. Zachary Gund serves as co-trustee with Rebecca H. Dent)	610,000
Georgia Swift Gund Gift Trust (Mr. G. Zachary Gund serves as co-trustee with Rebecca H. Dent)	3,000

Gordon Gund may be deemed to have beneficial ownership of 2,650,572 shares of Common Stock, which constitutes 3.3% of the outstanding Common Stock of the Issuer. Of these shares, Gordon Gund, as sole manager of Gund CLAT Investments, LLC, has sole power to vote and sole power to dispose of 1,300,000 shares of Common Stock and may be deemed to have shared power to vote and shared power to dispose of 1,350,572 shares of Common stock by virtue of his position as co-trustee with Llura L. Gund for certain trusts as indicated below.

Dionis Trust (Mr. Gund serves as co-trustee with Llura L. Gund)	1,150,572
Gordon and Llura Gund Foundation (Mr. Gund serves as co-trustee with Llura L. Gund)	200,000

In addition, he may be deemed to have beneficial ownership of 1,098,000 shares beneficially owned by Llura L. Gund, his spouse, which represent 1.4% of the outstanding Common Stock of the Issuer. He disclaims beneficial ownership of these shares.

CUSIP NO. 016255101	13G	Page 11 of 13 Pages

Theodore W. Baker, as co-trustee with Grant Gund and Rebecca H. Dent for the Gordon Gund – Grant Gund Generation Skipping Trust and as co-trustee with G. Zachary Gund and Rebecca H. Dent for the Gordon Gund – G. Zachary Gund Generation Skipping Trust, may be deemed to have shared power to vote and shared power to dispose of 700,473 shares of Common Stock owned by each trust, for an aggregate beneficial ownership of 1,400,946 shares of Common Stock, which constitutes 1.8% of the outstanding Common Stock of the Issuer.

Rebecca H. Dent may be deemed to have shared power to vote and shared power to dispose of an aggregate of 2,465,246 shares of Common Stock, which constitutes 3.1% of the outstanding Common Stock of the Issuer, by virtue of her position as co-trustee for certain trusts as indicated below:

Gordon Gund – Grant Gund Generation Skipping Trust (Ms. Dent serves as co-trustee with Grant Gund and Theodore W. Baker)	700,473
Gordon Gund – G. Zachary Gund Generation Skipping Trust (Ms. Dent serves as co-trustee with G. Zachary Gund and Theodore W. Baker)	700,473
Llura Blair Gund Gift Trust (Ms. Dent serves as co-trustee with Grant Gund)	125,300
Grant Owen Gund Gift Trust (Ms. Dent serves as co-trustee with Grant Gund)	125,000
Kelsey Laidlaw Gund Gift Trust (Ms. Dent serves as co-trustee with Grant Gund)	201,000
Georgia Swift Gund Gift Trust (Ms. Dent serves as co-trustee with G. Zachary Gund)	3,000
G. Zachary Gund Descendants Trust (Ms. Dent serves as co-trustee with G. Zachary Gund)	610,000

Gail Barrows, as co-trustee with Llura L. Gund for the Anna Barrows Beakey 1998 Trust and the Katharine Barrows Dadagian 1998 Trust, may be deemed to have shared power to vote and shared power to dispose of 50,000 shares of Common Stock owned by each trust, for an aggregate beneficial ownership of 100,000 shares of Common Stock, which constitutes 0.1% of the outstanding Common Stock of the Issuer.

Item 8 of the Schedule 13G, “Identification and Classification of Members of the Group” is hereby amended and restated in its entirety as follows:

See Exhibit A.

CUSIP NO. 016255101	13G	Page 12 of 13 Pages

Item 10. Certifications. (See Instructions)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2016

/s/ Theodore W. Baker
Name: Theodore W. Baker For Himself and as Attorney-in-Fact for the Reporting Persons

*	The Power of Attorney authorizing Theodore W. Baker to act on behalf of the Reporting Persons was attached to the Schedule 13G as Exhibit B.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP NO. 016255101	13G	Page 13 of 13 Pages

EXHIBIT A

IDENTIFICATION OF MEMBERS OF THE GROUP

Pursuant to Rule 13d-1(c) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified as follows:

LLURA L. GUND, individually, and as trustee for the Dionis Trust, the Gordon Gund – Grant Gund Trust, the Gordon Gund – G. Zachary Gund Trust, the Anna Barrows Beakey 1998 Trust, the Katharine Barrows Dadagian 1998 Trust and the Gordon and Llura Gund Foundation

GRANT GUND, individually, and as trustee for the Gordon Gund – Grant Gund Generation Skipping Trust, the Llura Blair Gund Gift Trust, the Grant Owen Gund Gift Trust and the Kelsey Laidlaw Gund Gift Trust

G. ZACHARY GUND, individually, and as trustee for the Gordon Gund – G. Zachary Gund Generation Skipping Trust, the G. Zachary Gund Descendants’ Trust and the Georgia Swift Gund Gift Trust

GORDON GUND, as trustee for Dionis Trust and the Gordon and Llura Gund Foundation, and as sole manager of Gund CLAT Investments, LLC

REBECCA H. DENT, as trustee for the Gordon Gund – Grant Gund Generation Skipping Trust, the Gordon Gund – G. Zachary Gund Generation Skipping Trust, the Llura Blair Gund Gift Trust, the Grant Owen Gund Gift Trust, the Kelsey Laidlaw Gund Gift Trust, the Georgia Swift Gund Gift Trust and the G. Zachary Gund Descendants Trust

GAIL BARROWS, as trustee for the Anna Barrows Beakey 1998 Trust and the Katharine Barrows Dadagian 1998 Trust

THEODORE W. BAKER, as trustee for the Gordon Gund – G. Zachary Gund Generation Skipping Trust and the Gordon Gund – Grant Gund Generation Skipping Trust